# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cazoo Group Ltd, CIK 0001859639
CUSIP: G2007L121
Title of class of securities: Class A Ordinary Shares, par value $0.20 per share
Address of issuer's principal executive offices: c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 02/01/2024
Amends the filing with accession number 0001140361-22-033804
Filed by CIK 0001103804
Persons authorized to receive notices and communications: Matthew Bloom, General Counsel, 600 Washington Boulevard, Floor 11, Stamford, Connecticut (CT), 06901, (212) 672-7059

## Reporting persons
- VIKING GLOBAL INVESTORS LP (CIK 0001103804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,142,728; sole dispositive power 0; shared dispositive power 2,142,728; aggregate amount beneficially owned 2,142,728 (43.8% of the class)
  Comment: All share percentage calculations in this Amendment No. 13 to the Schedule 13D are based on 4,891,002 Ordinary Shares (as defined herein) expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split (as defined in Amendment No. 12) and the issuance of the New Shares (as defined in Amendment No. 12), as reported in the Issuer's current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the "Commission") on December 7, 2023.
- VIKING GLOBAL PERFORMANCE LLC (CIK 0001132625): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,142,728; sole dispositive power 0; shared dispositive power 2,142,728; aggregate amount beneficially owned 2,142,728 (43.8% of the class)
- Viking Global Equities Master Ltd. (CIK 0001759530): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,099,874; sole dispositive power 0; shared dispositive power 2,099,874; aggregate amount beneficially owned 2,099,874 (42.9% of the class)
- Viking Global Equities II LP (CIK 0001413378): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 42,854; sole dispositive power 0; shared dispositive power 42,854; aggregate amount beneficially owned 42,854 (0.9% of the class)
- HALVORSEN OLE ANDREAS (CIK 0001133006): type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,142,728; sole dispositive power 0; shared dispositive power 2,142,728; aggregate amount beneficially owned 2,142,728 (43.8% of the class)
- Ott David C. (CIK 0001621842): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,142,728; sole dispositive power 0; shared dispositive power 2,142,728; aggregate amount beneficially owned 2,142,728 (43.8% of the class)
- Shabet Rose Sharon (CIK 0001711393): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,142,728; sole dispositive power 0; shared dispositive power 2,142,728; aggregate amount beneficially owned 2,142,728 (43.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.20 per share
Name of issuer: Cazoo Group Ltd
Address of issuer's principal executive offices: c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands (E9), KY1-1104
Comment:
Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 13 to the Schedule 13D ("Amendment No. 13") amends certain items of the Schedule 13D filed with the Commission on September 19, 2022, as amended and supplemented by Amendment No. 1 filed with the Commission on November 10, 2022, Amendment No. 2 filed with the Commission on February 27, 2023, Amendment No. 3 filed with the Commission on March 21, 2023, Amendment No. 4 filed with the Commission on April 27, 2023, Amendment No. 5 filed with the Commission on May 16, 2023, Amendment No. 6 filed with the Commission on June 16, 2023, Amendment No. 7 filed with the Commission on September 22, 2023, Amendment No. 8 filed with the Commission on November 7, 2023, Amendment No. 9 filed with the Commission on November 22, 2023, Amendment No. 10 filed with the Commission on December 8, 2023, Amendment No. 11 filed with the Commission on February 5, 2024, and Amendment No. 12 filed with the Commission on November 6, 2024 (collectively, the "Schedule 13D"), relating to the Class A Ordinary Shares, par value $0.20 per share (the "Ordinary Shares"), of Cazoo Group Ltd., a Cayman Islands exempted company (the "Issuer" or the "Company"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 13 is being filed solely to change the title of the person authorized to receive notices and communications on the first page of the Schedule 13D.

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2)(3) (03/12/2025)
- VIKING GLOBAL PERFORMANCE LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL PERFORMANCE LLC (1)(2)(3) (03/12/2025)
- Viking Global Equities Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities Master Ltd. (1)(2)(3) (03/12/2025)
- Viking Global Equities II LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities Master Ltd. (1)(2)(3) (03/12/2025)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of HALVORSEN OLE ANDREAS (1) (03/12/2025)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Ott David C. (2) (03/12/2025)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Shabet Rose Sharon (3) (03/12/2025)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).